Filed by PartnerRe Ltd
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                         Subject Company:  PARIS RE Holdings Ltd
                                                  Commission File No.: 021-98562

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on PartnerRe’s and PARIS RE’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PartnerRe, PARIS RE or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.  These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PartnerRe’s, PARIS RE’s or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in the documents PARIS RE files with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on PARIS RE’s web site (www.paris-re.com).  In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PartnerRe or PARIS RE disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Robin Sidders	Drew Brown/Jane Simmons
Media Contact: Celia Powell

Additional Information and Where to Find It

PartnerRe will file a proxy statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information.  Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction.  Information regarding PartnerRe’s directors and executive officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009.  If and to the extent that PartnerRe’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus.  Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe’s directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.

The following is a transcript of the conference call hosted by PartnerRe Ltd.:

Operator

Before we begin the call, I will remind all participants that they are in a listen-only mode. (Operator Instructions). If you have not received a copy of the press release, it is posted on the Company's website at www.partnerre.com.

I will now hand the call over to Robin Sidders, Director of Investor Relations at PartnerRe. Please go ahead, ma'am.

Robin Sidders

Good morning and welcome to today's conference call outlining PartnerRe's planned acquisition of PARIS RE, which we announced in a press release yesterday evening. Speaking on today's call are Patrick Thiele, President and CEO of PartnerRe, and Albert Benchimol, Executive Vice President and CFO of PartnerRe. Joining them for the Q&A session after the prepared remarks have been concluded is PartnerRe Global Chairman, Bruno Meyenhofer.

Before we get started, I would point you to an information slide package that is now posted on our website at www.partnerre.com in the Investor Relations section.

I will begin with the cautionary statement. This conference call includes forward-looking statements based on currently available information, operating plans and projections about future events and trends. Our actual results could differ materially from those predicted in such forward-looking statements and we undertake no obligation to update any such statements, whether as a result of new information, future events or otherwise. Please see our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and subsequent reports on Form 10-Q and 8-K, including the 8-K that we file in connection with this transaction.

With that, I'll hand the call over to Patrick.

Patrick Thiele

Thank you. Thank you, Robin, and thank you for joining us for this call. From our press release yesterday evening, you will have seen that we have signed agreements to acquire PARIS RE, a French-listed Swiss-domiciled diversified reinsurer, in a multistep acquisition valued at $2 billion.

This is an important acquisition for PartnerRe, as the enhanced market presence, risk diversification, capital strength and scale that is created provide more balance, stability and opportunities to our Company in the face of uncertain and volatile financial and reinsurance markets. We believe this transaction provides excellent value for our shareholders over the longer term with limited risk.

While both PartnerRe and PARIS RE are well-positioned to achieve their strategic and financial goals on a stand-alone basis, we believe that this acquisition, which is expected to add $1.7 billion to PartnerRe's shareholders' equity, enhances our superior risk-adjusted returns going forward. We will not change our strategy, our financial goals, our values or the way we think about, evaluate and managed risk, all of which have made PartnerRe the successful company it is today.

PartnerRe recently acquired 6% of PARIS RE's common shares outstanding. The first step will be the block purchase by PartnerRe of approximately 57% of PARIS RE's common shares outstanding from private equity firms and their investment entities. Once the block purchase is completed, including the 6% of PARIS RE's common shares I mentioned before, likely in the fourth quarter of 2009, upon receipt of all the regulatory approvals, we will launch an exchange offer for all the remaining PARIS RE common shares then outstanding and not owned by PartnerRe. When PartnerRe owns at least 90% of PARIS RE's outstanding shares at the end of the exchange offer, we will affect a merger to acquire any remaining shares.

Albert will walk you through each step of the transaction in detail and provide information on the deal terms, structure, economics and the timetable, so I will concentrate on why this is an intelligent move for PartnerRe and the significance of the timing.

I've talked recently about the uncertainty and increasingly volatile environment in which we are now operating. There are any number of risks in today's global economy that can cause extreme volatility and impact our access to capital, from volatile capital markets to deep recession and potential inflation. For the reinsurance industry specifically, there are many factors impacting growth and profitability, including changes in reinsurance buying behavior caused by a decline in exposures, the lower level for risk-free rates in government securities, the uncertainty of loss trends and increased regulation, etc., etc., etc. All this highlights how important it is to be well-positioned in the market, to anticipate extreme scenarios, and to effectively execute our strategy so as to minimize the operational, economic and strategic risks to clients and shareholders.

PartnerRe already has one of the most successful franchises in the reinsurance sector. This was strengthened as we emerged from the financial crisis of the last two years with minimal damage to our capital, and with our people, systems and strategy intact. Our strategy has proven successful for us and that has been demonstrated through the financial crisis and the worst natural catastrophes in history.

PARIS RE is a strong fit for PartnerRe. From a client perspective, we expect that the larger and stronger PartnerRE will earn a differential position because of our increased size, risk capacity and technical skills.

Before I hand the call over to Albert, I want to emphasize that this is an evolutionary acquisition; it is additive, not transformational. We are creating a more stable, better balanced, larger and stronger version of the Company you know today. We believe that by acquiring PARIS RE, a company currently with $2 billion in capital, a compatible book of reinsurance business and solid technical skills, we will only enhance our franchise.

This acquisition strengthens PartnerRe's balance sheet and financial flexibility and allows us to leverage our infrastructure and capabilities over a broader base for the benefit of key stakeholders of both companies, shareholders, clients and employees. And again, all that within the risk philosophy and framework we've always had.

With that, I'll hand the call over to Albert.

Albert Benchimol

Thank you, Patrick, and good day, everyone. Before I discuss the structure of the transaction and pro forma combination metrics, I'd like to address the depth and breadth of the due diligence we performed over several months prior to concluding this transaction.

We had close to 100 PartnerRe staff and executives from all disciplines, as well as outside advisers, to ensure we had a full understanding of PARIS RE's assets, liabilities, book of business, staff and operating structure. Our due diligence confirmed all our initial assumptions and did not fundamentally change our view of PARIS RE.

Investors and clients know we are most protective of our capital and balance sheet. In this regard, we are satisfied that PARIS RE's investment portfolio is of very high quality; it is entirely comprised of tradable fixed income securities with an average overall rating of AA minus.

The liabilities are also in good shape. Losses prior to 2006 are covered by a guarantee from AXA, PARIS RE's former parent. Liabilities for 2006 and forward are for generally short-tail lines, and we have the benefit of both our own actuarial review and that of an independent third party. We are convinced the combined balance sheet enhances our already strong balance sheet.

The consideration for this stock-for-stock transaction is a delivery of 0.3 shares of PartnerRe for each PARIS RE share and 0.167 PartnerRe shares for each PARIS RE warrant. Given PARIS RE has approximately 82 million shares and 8.5 million warrants outstanding, we expect to issue approximately 26 million new PartnerRe shares for a total value at current prices of $1.7 billion.

Separately, PARIS RE intends to declare a distribution of capital to its shareholders equal to $3.85 per share, or $310 million in the aggregate, net of the capital distribution payable on treasury shares held by PARIS RE.

This brings the total transaction value to $2 billion, which is about 97% of PARIS RE's March 31 book value, or 1.04 times March 31 tangible book value. The consideration is also less than the economic value of the balance sheet, which is consistent with the guidelines we have previously shared with you regarding our acquisition criteria.

PARIS RE also meets other acquisition criteria. It is the right size in terms of capital, business and staff to present a manageable integration process. Its book of business is purely reinsurance, a business we understand deeply. Yet the composition of their book, with a larger proportion in excess-of-loss and facultative business, provides opportunities for enhanced balance and diversification to our book of business. They also have a good percentage of their business derived from international markets, and this will bring immediate incremental scale to those markets for us. The net of this enhanced business mix is a more stable book of business.

We've said in the past there are certain times in the cycle when intelligent acquisitions can be pursued. We believe that current conditions have allowed for an acquisition that makes sense to both sides. In our case, we have the opportunity to buy a high-quality balance sheet at less than economic book value and get, in addition, access to a seasoned book of business and experienced staff, which should allow us to more easily achieve our financial and strategic goals under a wide range of market conditions or economic environments.

For the sellers, they get a premium for a stock that was trading at a depressed multiple of tangible book value and conversion into a much more liquid share of a stronger and larger reinsurer.

The multistep structure of this transaction is due to PARIS RE's history, shareholdings and legal structure. PARIS RE embodies the business of the old reinsurance operations of AXA. In 2006, a group of private investors established a new company to assume some of the reinsurance business and liabilities of AXA. As part of that transaction, PARIS RE benefits from a reserve guarantee from its former parent for losses incurred prior to 2006. This guarantee will continue post our transaction.

In 2007, PARIS RE completed an IPO where certain founding investors sold some shares to the public. Prior to our transaction, approximately 87% of PARIS RE's shares were still owned by founding investors, comprised of private equity firms and investors related to these firms. And 13% was held by public shareholders, with the stock traded on Paris's Euronext Exchange.

We recently acquired outright approximately 6% of PARIS RE. Separately, we entered into a block purchase agreement with six private equity firms for approximately 57% of the shares outstanding and 8.2 million warrants. After the block purchase, we will file for a voluntary exchange offer for the remaining shares we do not own, and once we have passed the 90% ownership level, we will begin a mandatory merger.

Let me come back to these steps with more detail and color. The closing of the block purchase for 57% of the shares and the warrants is dependent on a number of closing conditions, including PartnerRe's shareholder approval, regulatory and antitrust approvals, and the payment of PARIS RE's capital distribution equivalent to $3.85 per share.

It also requires the shareholder approval of PARIS RE's shareholder, but we have already secured a majority of the vote and the shares through commitments embedded in our transaction agreements.

We expect it should take approximately four months to obtain the various approvals necessary, and so anticipate closing of the block purchase early in the fourth quarter of 2009. Recognizing the amount of time between signing and our ability to take control of the company at the closing of the block purchase, our transaction documents include a number of operating covenants to ensure that PARIS RE continues its operations in a manner consistent with past practices and within previously established and communicated risk management guidelines.

Upon the close of the block purchase, PartnerRe will own it least 63% of PARIS RE. I say it least 63% because we are likely to pursue purchases of additional shares from investors who are either part of PARIS RE's founding group or related to them. These additional purchases would be on similar terms as those offered at the block purchase, and they would close concurrently with it, with delivery at the same time as the block purchase.

Immediately upon closing of the block purchase, we will assume majority control of the Board, with which we will be able to oversee the operations and risk management of PARIS RE. However, each company will continue to manage, negotiate and renew its book of business until the effective merger of operations, anticipated in the first quarter of next year.

After the block purchase, we intend to file for a Voluntary Exchange Offer for any shares we do not own at essentially the same terms as those paid in the block purchase. The share exchange ratio may be modified slightly to compensate PARIS RE shareholders for any PartnerRe dividends that may have been declared after the closing of the block purchase but before the consummation of the exchange offer.

Assuming there is a dividend declared between the block purchase and the exchange offer, this would represent approximately $0.14 per share of additional consideration for PARIS RE's share in the exchange offer.

Conditions precedent for the exchange offer include approval of the AMF, which is the French Autorite des Marches Financiers; a listing of PartnerRe shares on the Euronext Paris stock exchange, and a concurring opinion from an independent financial expert. We expect this exchange offer to close early in the first quarter of 2010. As of today, we have secured commitments from holders of 6% of PARIS RE shares to tender their shares in the exchange offer.

Once we have reached a 90% ownership level, we would initiate a mandatory merger to bring in any remaining shares and start integrating the operations of PARIS RE into our Company. We also expect this to happen in the first quarter of next year. At that point, all operations would be under the PartnerRe name.

While the 0.3 -for-1 exchange ratio is fixed and does not change with the price of our shares, there is a potential adjustment to that exchange ratio. The 0.3 -for-1 exchange ratio assumes that the tangible book value of each party moves in relatively close alignment. But to the extent that the tangible book value of one firm, as defined, goes down in percentage terms by more than 15% as compared to the other firm, the exchange ratio increases or decreases for each percentage point of difference by 0.004 shares of PartnerRe per PARIS RE's shares. This adjustment continues until the difference exceeds 40%, at which point the party with the smaller tangible book value has a termination right. We believe this is a creative mechanism to ensure that each party gets the deal they bargained for and presents an additional protection of value in the transaction.

The information package posted on our website provides information on the pro forma business mix and invested assets of the combined entity. The combined 2008 reinsurance premiums of the two entities aggregated to $5.4 billion in gross written premiums. The combined book of business has a larger proportion of specialty lines, facultative, excess-of-loss per risk and emerging marketing business than we currently have in our own portfolio. Life and US casualty would represent a smaller proportion, reflective of PARIS RE's business mix in those lines.

The proportion of business relating to Europe or the US does not change significantly. While it isn't evident from the published data, there is only about 20% overlap in treaties between the two companies, so the overall diversification should be further enhanced. The investment portfolio totaled in excess of $16 billion as of March 31 of this year and, as I noted earlier, they are very high quality and liquidity.

The illustrative consolidation of the two March 31 balance sheets reflect total assets of close to $23 billion, total capital of $6.5 billion and shareholders' equity -- common shareholders' equity of $5.5 billion.

This should position us among the top-five reinsurers in terms of capital, but with the second-highest ratings package in the industry. We have reason to believe our ratings will be confirmed by each of the four rating agencies. Because PARIS RE is debt-free, our leverage ratios will decline, providing greater financial flexibility for PartnerRe.

Excluding any purchase GAAP adjustments, which we will not finalize until the closing date of the block purchase, this transaction is essentially neutral to book value and modestly accretive to tangible book value per share, given the closing prices at the end of last week. The actual Purchase GAAP adjustments will depend on our stock price and the fair values of PARIS RE's assets and liabilities on the closing date of the block purchase.

Accounting rules are such that we will fully consolidate the financial results of PARIS RE as soon as we assume majority control. The portion of PARIS RE we do not own during the period between the block purchase and the effective merger of the companies will be reflected as minority interest on our balance sheet and in the calculation of earnings per share.

As you know, it is difficult to project reinsurance revenues or earnings, as so much depends on market conditions at renewals and the vagaries of large losses. However, under a number of different scenarios, pro forma results for the combined company are higher than for those of a standalone PartnerRe. So we can expect this acquisition to be accretive to earnings per share in 2010 before any transaction or integration costs.

We believe this is also a risk-reducing acquisition, as the broader and more diversified book of business should deliver more stable results across the cycle. Importantly, a feature of this combination is that our resulting combined exposures to all key risks will remain within our existing guidelines and limits expressed as percentages of our economic book value. The net of all this is our expectation that this acquisition should help us achieve enhanced risk-adjusted returns for the benefit of all of our stakeholders.

And with that, I'll return the call to Patrick.

Patrick Thiele

Thanks, Albert. I'd like to add to Albert's comments and talk a little bit about how the integration of PARIS RE will work, given that this acquisition will take place over a series of transactions over the next several months.

Until the block purchase, PartnerRe and PARIS RE will operate completely independently, with them under the control of their existing board and CEO. Upon completion of the block purchase, we will attain majority representation on PARIS RE's Board and the ability to influence their operations.

Albert has already covered the timing of financial consolidation, but from an underwriting and investment standpoint, both companies will run independently through the January 1, 2010 renewal. Upon successful completion of the merger, PARIS RE, together with its operating subsidiaries, will be fully integrated into PartnerRe's existing operational and legal structures.

Longer-term, we will maintain our business unit structure and we will maintain the continuity of capacity, which is the primary goal in managing client relationships during the integration process. We believe this acquisition presents us with enhanced growth opportunities as our larger capital base and greater capabilities will allow us to offer more risk management products and services to our combined client base, while our stronger market position will also make us a more attractive reinsurer to clients and brokers.

We have a history of successful acquisitions -- SAFR in 1997 and Winterthur Re in 1998 -- and we expect this one to be similarly successful. The exhaustive analysis and due diligence already performed and the commitment and loyalty of all those involved in that process gives me a high level of confidence that the integration will be completed quickly and efficiently with minimal disruption to clients and employees, and that all employees will be treated fairly and with the same level of respect that is an important part of the culture at PartnerRe.

We do not have an employee plan nor a redundancy forecast. The amount of rationalization, if any, will depend on the state of the market and the amount of business that we retain.

Before opening the call for questions, I'd add one final point. The opportunity for PartnerRe to further strengthen its capital position and build upon a successful franchise comes at a critical time, when the global economy in general and the reinsurance industry in particular faces an uncertain future. This acquisition positions us to better anticipate and manage that uncertainty however and wherever it may occur and to achieve our goals under a variety of circumstances for the benefit of all our stakeholders.

With that Albert, Bruno and myself will be happy to take any questions. Operator, we're ready for the first question.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Jean d'Herbecourt, Chevreux.

Jean d'Herbecourt

Good morning, everyone. Do you hear me? Actually, I have a couple of questions. I'd just like to know -- first of all, I would like to know if there is some overlap in terms of businesses between PartnerRe and PARIS RE. And what is potentially the support for you that you might use lose or you plan to lose, if there is any.

My second question, you highlight the positive impact in terms of diversification. So any impact in your diversification premium in terms of solvency calculation?

My third question is with regard to the integration of PARIS RE. I've not heard any synergy. Is there any cost -- integration costs that you are expecting?

And my last question is with regard to Q2 figures, any clue on what has been the profitability of PARIS RE on the second quarter '09. Did they face any specific losses? Do you have a good visibility on their figures? Thank you.

Patrick Thiele

I'll ask Bruno to discuss the overlap in the business.

Bruno Meyenhofer

Yes, Jean. I think Albert mentioned in his part of the presentation that in terms of 3Q, we have an overlap of 20% with PARIS RE. That's a very low number in reinsurers operating in the same kind of markets. And of course, on that part of the business, when ultimately after the next renewal, when we operate as one entity next year, we have some risk that one and one doesn't make exactly two. So there is some risk of that, but it is manageable.

And I would say, to put it in the larger context, when we look at the opportunity to produce larger shares or additional business, in connection with the fact that the portfolios are of good quality but different, that can probably be compensated maybe even by a multiple on the side of the potential opportunities for the combined entity.

Patrick Thiele

Albert, would you answer the question on the impact of the acquisition on our solvency ratios, either the current solvency ratios [or what] our regulators are solvency to?

Albert Benchimol

We did not look to calculate improved diversification benefits from the rating agencies, so we don't have that. With regard to our own book of business, Jean, as you point out, there is an improvement to the coverage ratios because the enhanced diversification improves the coverage of the tail.

One of the things that we look at is both the capital coverage of our known losses and the capital coverage of our modeled losses. In terms of known losses, our capital coverage improves by approximately 5% on a pro forma basis. In terms of the coverage of the one-in-000 loss numbers, the coverage improves by close to 15%. So there is an improvement both in terms of the average book and in terms of the coverage of the tail.

Patrick Thiele

As to your question around integration and synergy, we do not have a quote, synergy, unquote plan. First, as you know, it is a sensitive issue, obviously, in a number of jurisdictions in the world. But two, more importantly, we have an extended period of time to develop an integration plan, a total integration plan, as this will not close probably until the end of the year.

And in fact, that integration plan will then take into account the market place that we're looking at at the time and our ability to retain business. Once we have a revenue plan and a better understanding of the market, we will be able to do a better job of laying out an integration plan and any impacts that might have.

And obviously, on your final question is we're not prepared to give any guidance toward second-quarter results either at their company or our company.

Operator

John Armitage, Egerton Capital Limited.

John Armitage

Hi there and good morning. Could you say a little bit about the reserving philosophy at PARIS RE? Because one of the things about your business is that you have over the time generated significant surface reserves. And in a way, your book value is understated by the surplus possibly inherent in your reserves, or what has been (inaudible) to have been understated.

Do you think they follow the same philosophy? And do you see upside to their book value, over and above what it's stated at?

Patrick Thiele

To start with, there will be no change in PartnerRe's reserving philosophies or reserving policies as a result of this acquisition. We will apply the same techniques, the same policies, to PARIS RE's reserving as we do to our own, once we're in full control of the organization. We don't expect major changes in the reserves.

But I'll give it to Albert to talk about due diligence.

Albert Benchimol

Right. Thank you. John, good morning. They have a good approach to reserving, and in fact they have also benefited from reserve releases in prior periods. You might not see as much of that in their income statement, because along with the AXA guarantee of the 2006 and prior reserves, any adverse development goes to AXA, but any favorable development on the 2006 reserves go to AXA.

And if you study their financial statements, you see that they have in fact paid back AXA some of the benefits of the prior-year reserves. So you see reserve releases both for the '06 and after on their current income statement, but the '06 and prior, you actually have to dig a little deeper to find that.

The other issue is that PARIS RE has a predominantly short-tail book of business, and therefore there's more clarity with regard to the view of the reserves for short-tail book of business.

Overall, we were very satisfied with our reserve review, and we performed not only our own reserve review, but we also had the benefit of an external third-party review.

John Armitage

Thanks very much.

Operator

Lee Dunlop, Cazenove Cap.

Lee Dunlop

Good morning, gentlemen. Just the first question, how tight is the agreement with the 57% shareholders? Could they exit the transaction themselves if someone else was interested in their holding? Or is there a threshold that another offer would have to exceed?

Albert Benchimol

There is an unconditional delivery of their shares under the block purchase agreement. The only conditions precedence relates to regulatory approvals, the delivery of the PARIS RE share capital repayment, and of course that the relative differences in the book values don't increase by more than 40%. But there are no other factors that could prevent the closing of this trade.

Lee Dunlop

Okay. And when the voluntary offer commences, will that have a 90% acceptance condition as well?

Albert Benchimol

No, the exchange offer will be for any and all shares received.

Lee Dunlop

Okay, so even if you don't have a total of 90% acceptances, the transaction still completes? You may not be able to do the compulsory merger with less than 90%.

Albert Benchimol

From a technical basis, you are right, but we are highly confident that we will in fact achieve a very high turnout for those shares. And our expectations right now are that in fact we will achieve the 90% through the exchange offer.

Lee Dunlop

Okay. And you suggested that there may be $0.14 per share dividend impact upon the ratio. How does that translate into the actual ratio?

Albert Benchimol

That ratio would be calculated based on the value of the shares at the time of the declaration. So it would be almost like a dividend reinvestment calculation. The way the $0.14 sense is derived, to give you a sense, is that we pay $0.47 per share quarterly dividend. You multiply that by 0.3, which is the exchange ratio; that gives you the $0.14. And that's only assuming --that's only assuming there is a dividend declaration between the block trade and the exchange offer.

Lee Dunlop

Okay, thank you. And finally, can you just repeat, just for clarification, the thresholds of the tangible asset movements and the impact upon the ratio?

Patrick Thiele

Sure. There is no adjustment to the price if the changes -- relative changes in tangible book value are up to 15 -- that's a 15%. And there is a walkaway right at 40%. For each percentage point between 15 and 40, the exchange ratio changes by 0.004.

Lee Dunlop

Okay. Thank you very much.

Operator

Vinay Misquith, Credit Suisse.

Vinay Misquith

Good morning. My understanding was that PARIS RE had some sort of start-up [penalty] in terms of its capital. Would that be freed up with the merger with PartnerRe?

Patrick Thiele

You are referring to the way the rating agencies look at capital as opposed to the economic analysis of capital adequacy. I think it's fair to say that as a start-up, they were required to keep more capital as a percentage of the various levels of the rating agencies.

The fact that they can distribute $310 million as a capital distribution and with the remaining capital that stays with them, the combined companies, we can maintain improved capital adequacy of the combined companies, gives you an indication that net of that $310 million, the combined entities still have an abundance of capital to support the risks.

Vinay Misquith

Okay, so probably the $310 million worth of capital is of the excess capital that PARIS RE will be taking out, and so Partner will not really benefit more just because of the capital (inaudible) reduction, okay.

The second question was -- curious whether you had explored other options with other [Bermudians], and why you chose PARIS RE or other Bermudians that are also trading at low valuations.

Patrick Thiele

As we've said before, we started this process in the fourth quarter of 2008 in the midst of a financial crisis, which evolved into an economic crisis. At the time, we thought it would be better for us to be a -- have a larger capital base and a better diversified book of business.

As -- we had always maintained a potential acquisition list, had refreshed it at various points of time. But we pulled it and made it a little more relevant in the fourth quarter of last year. We had a good understanding of other companies, and we felt quite strongly that the best fit, coupled with the best availability coupled with the best price, was PARIS RE. We really didn't have a second choice.

Vinay Misquith

Okay, that's great. Thank you.

Operator

Jay Cohen, Merrill Lynch.

Jay Cohen

Good morning. Two questions. The first is, was PARIS RE or is PARIS RE in any businesses that PartnerRe chooses not to participate in?

And then the second question is, I guess, relative to size -- you were already a top 10 reinsurance company, you had one of the highest ratings. Were you really at any sort of disadvantage by not being as big as you will be following this merger? In other words, how important is this exercise relative to your business, given that you were already a pretty big player?

Patrick Thiele

Bruno?

Bruno Meyenhofer

Jay, as to any businesses PARIS RE is in that PartnerRe would choose not to be, they do write a very small book of retrocession, and we are not a retrocession writer. So it's unlikely that in 2010 that will continue.

Other than that, they are involved in one or two segments we have so far decided to look at, but not to enter. It's segments which have opened up recently, and we can profit from their experiences made in that respect, and that's about the extent of it.

For the size question, I think that's a CEO question, so this goes to Patrick.

Patrick Thiele

I think -- and it's a good question. It's our view that the sweet spot in the industry in terms of capital and premium is rising as a result of this financial and economic crisis. It is better to be larger, all things being equal, than it was a year to two years ago. So we want to maintain our preferred position within the industry, but the industry is moving.

I guess the other point I would make is that I think we are potentially opening up a little ground here. There is room, we believe, for a reinsurer who is larger than the other midsize companies in terms of capital and premium, but not so large as the two to three very large-scale players in the industry.

If you took the sports analogy, I think we're talking about a light heavyweight division, where we can retain the flexibility, the fluidity and the speed of a middleweight, at the same time have the punching power of a heavyweight, and bring scale where we can use it, but also retain the flexibility and the ability to move around where that's important as well.

So I think there's a chance through this acquisition to carve out a little territory for us that differentiates us from the two major groups in the industry.

Jay Cohen

Great. Thanks, fellas.

Operator

Ian Gutterman, Adage Capital.

Ian Gutterman

Just a couple of numbers questions. First, the AXA guarantee for the '06 and prior reserves, is that a complete agreement or is that a dollar amount and then if it goes over a certain dollar amount it goes back to Paris?

Albert Benchimol

It's for every -- it's for all losses incurred prior to January 1, '06. I want to make sure that we clarify that. It is a complete guarantee and it includes lack of collection of reinsurance or otherwise; it has no limit.

I also want to say that it's probably the best structure for a guarantee that you can have, and let me explain why. Under most transactions that you will see, you buy a company that has liabilities to a number of third parties, and then they have to pay the third parties and then go back and collect on the guarantee. So there's always a bit of a collection risk in that environment.

In this case, the January 1 in '06 prior liabilities are all to AXA, and AXA guarantees it.

Ian Gutterman

Okay.

Albert Benchimol

So it is the most locked-up guaranteed you could get for reserves.

Ian Gutterman

Got it. Okay, that's helpful.

Secondly, just can you talk a little bit about their Cat book as far as where they play? Do they tend to be low layers, high layers? Are they more overweight Europe or Australia than the US or vice versa? And wind versus (inaudible) -- just some kind of rough overview of how their Cat book compares to yours.

Bruno Meyenhofer

Jay -- Ian -- sorry, they're Cat book is rather well diversified. They tend to be a little more in the middle or sometimes lower layers as opposed to high up. And they have, for instance, compared to us, a relatively high proportion of secondary and third-tier Cat exposure zones. They are, from that perspective, less balanced toward the peak zones; they're more evenly distributed across the geography.

Ian Gutterman

Okay, great. And I think my last one, just, Patrick, if I recall, traditionally you guys have been more fond of proportional than XOL business. And this obviously brings in a big amount of XOL business. Can you just talk about your thoughts on that, and has your view on that changed? Is that a play on where you think the cycles going or is that a long-term change in your philosophy of XOL versus treaty?

Patrick Thiele

I don't think we've ever had a bias toward quota share versus excess of loss. We have a bias toward positive risk-adjusted rates of return. And we're perfectly happy to move between the two, based on where we are in the cycle and what we can negotiate with our client.

Certainly for the last four or five years, quota share business has been profitable business. And you get along with the quota share business a fair amount of premium, which helps us in terms of our expenses as well. But I don't think I would say there's a bias.

During the current environment, with pricing outside the peak zones, Cat peak zones being basically stagnant, you do have more control over your pricing with an excess of loss book. So I wouldn't view it as a change in philosophy. I think it probably brings us a little bit more in balance with the reinsurance industry as a whole. Do you have any other comment, Bruno?

Bruno Meyenhofer

No, that's well-expressed. We haven't had a policy of writing towards a particular type of treaty; it's always been a question of what are the risk-adjusted returns, looking at the overall reinsurance program of a buyer.

To some extent, it's been influenced a little bit by the one or the other line of business we have been focusing on, in combination with our managing-the-cycle approach. As the line of business, which you emphasized, may have a bias towards the (inaudible) were more in a proportional form or an excess of loss.

But no policy to type. So in that sense, as Patrick says, this is -- more balanced in terms of type should not be reflective of a particular policy towards type, but comes at an interesting point in time where we potentially see a bit of an inflection point in the market.

Ian Gutterman

Okay. Thank you, guys. Good luck.

Operator

Jay Gelb, Barclays Capital.

Jay Gelb

Thanks very much. For PARIS RE, it looks like the company is a pretty significant buyer of retrocessional coverage. Is that a correct statement? And would that change over time as part of PartnerRE?

Bruno Meyenhofer

Jay, that's correct. They have bought quite a bit of retrocession over the past. But if you look at the sequence in their progression, they have also reduced that purchasing over -- particularly over the last year.

Going forward, we will reconsider all that. There will be purchasing to the extent it makes sense from a risk-adjusted return profile and the optimization thereof. But potentially, of course, in the new entity, combined entity, we have the potential to retain more than is currently the situation.

Particularly also in the sense that PARIS RE had to navigate through the approach with the rating agencies, which was sort of tilted towards start-up. And in fact this is a mature organization, a question which is not on the table with PartnerRe.

Jay Gelb

That makes sense. All right. And then just a technical question. It's not something we have easy access to. Would you be able to give us the Street consensus, earnings expectations for PARIS RE for 2009 and 2010, and just clarify whether that's on the same basis of operating earnings as we'd expect from, say, a Bermuda reinsurer?

Patrick Thiele

I'm sorry. I cannot do that. We would not be able to -- we have not obtained that in our own due diligence in that we were looking at our own analysis. So I don't have an analysis in my possession right now that would give it to you.

Jay Gelb

It's not available off of First Call or something like that?

Patrick Thiele

I don't have it here in front of me.

Jay Gelb

Okay. And then finally, I just don't want people to be surprised when the deal closes if there is a significant Purchase GAAP adjustment. Could that be material when the deal closes, which could affect the closing book value?

Albert Benchimol

As I mentioned to you earlier, we feel pretty comfortable about the quality of that balance sheet. So as of now, I'm certainly not anticipating any surprises in the balance sheet.

I think the real issue with the Purchase GAAP adjustment is the following. One is we will need the fair value of the assets and liabilities of PARIS RE the date of the close of the block trade. And the two issues there, one is the market value of the portfolio, and the second is the time value of money in the reserves. What happens is that we would be discounting the reserves for a time value of money, and then there would be that benefit.

The difference on the other side is simply where is our stock on the day of the close. To the extent that we are trading at a high multiple of book value, then there may be a goodwill number. To the extent that we are trading at a lower multiple of book value, then there would be a smaller number.

But I think what really matters is really the tangible book value. And the tangible book value will not materially change, because that's locked in today. And so we feel reasonably comfortable that the tangible book value, excluding any transaction or one-time charges, is in fact accretive. And the only difference that you would have in the book value would be the goodwill based on the price of our stock on the day of the close (multiple speakers).

Jay Gelb

Thank you.

Patrick Thiele

It's a change in the (multiple speakers), I believe, isn't it?

Albert Benchimol

Yes, PGAAP has been formalized, but there's always -- in recent years, it's been that way.

Jay Gelb

And then finally, can you talk about the potential for return on equity accretion? I'm talking operating earnings on stated book.

Albert Benchimol

Again, our targets have not changed. What we believe this does is it facilitates our ability to achieve our targets or to surpass our targets over time. We will continue to manage this organization, both in terms of the growth or the reduction in the premiums, depending on market conditions, and the capital structure of the Company, to achieve those goals across a multitude of scenarios.

Jay Gelb

I don't mean to press you, but if you put this together on a pro forma basis, would PartnerRe's return on equity be higher, lower or the same on 2007, 2008, if you included Paris?

Albert Benchimol

I think that we are -- let me give you from an analytical perspective. One of the benefits of the enhanced diversification is that the amount of capital required per unit of risk is actually lower. And therefore, on a going forward basis, if you're getting the same revenues for that unit of risk, but your required capital is lower, you actually get a better ROE from a risk capital model. I did not go back to recast the '06, '07, '08 results on a GAAP basis. But certainly from the creation of economic ROE, we will get a benefit.

Jay Gelb

Okay, thank you very much.

Operator

Nicolas Gourdain, Montrica.

Nicolas Gourdain

Good morning. Could you comment on the condition precedence here and in particular the regulatory conditions and the antitrust you need to waive? And sort of what worries you the most here? Thank you.

Albert Benchimol

I'm not troubled by the regulatory conditions for a number of reasons -- the typical Hart-Scott-Rodino anti-monopoly competitive things. You've got to deal with the insurance regulators in a number of key countries, obviously -- the United States, Europe, France, a couple of the branch areas. But in all of these cases, PartnerRe and PARIS RE are not significant market share leaders. And so there's certainly no anti-competitive results from this transaction.

Likewise, I think from a regulatory perspective, what we are talking about here is the ability to better serve the local clients because of the larger amount of capital and the expanded capabilities of the two companies. So we have no concern on the regulatory side.

In terms of the shareholder votes, as I mentioned earlier, we've essentially locked in the majority shareholder votes and the delivery of the shares, so we don't have a concern over that.

We believe that the path to the closing of the block trade is complex from filings and so on that we need to do, but not troubling to us in terms of certainty.

Nicolas Gourdain

And wasn't that -- do you have any -- do you see any sort of risk of any other bidders stepping in here and -- I don't how much you can comment on this, but was the process more of a true safe process where you emerged as the favorite buyer? Or was it a more bilateral [field] where no other potential (inaudible)? And also, (multiple speakers) -- sorry.

Patrick Thiele

I'm sorry. Could you repeat the second part of your question? I got the first part about a potential bidder. I did not get the second part.

Nicolas Gourdain

It's (inaudible). It's was the process a true sales process whereby PARIS RE was sort of selling itself and you emerged as the favorite buyer? Or was it a more bilateral [field], where no one else was involved at all? And is there a break fee if someone comes?

Albert Benchimol

Okay, three questions. I think with regards to an external bidder, I don't see how, since we've already guaranteed the delivery of essentially 70% of the shares. I mean, if you take the 6% we own, the 57% that we already have locked in with this agreement and the 6% commitment to tender, we already have 70% of the shares locked in. I don't see how another bidder could do anything to take that away from us. That would be number one.

I think PARIS RE was a company that felt that it could pursue its strategic objectives on its own, and we certainly agree with that. It's just that we felt, as Patrick noted earlier, that the combined entities would do very well for all of the key stakeholders. And so we approached PARIS RE and we were able to convince them of the value of combining the two operations.

Nicolas Gourdain

Okay, and (multiple speakers) --

Albert Benchimol

With regard to the breakup fee, there is a breakup fee for us. If our shareholders vote down this transaction, we would pay a breakup fee of $75 million. There is no breakup fee on their side because they cannot get out of this transaction.

Nicolas Gourdain

Okay. Thank you very much.

Operator

Paul Tucker, Egerton Capital.

Paul Tucker

Most of my questions were answered. I just had two, if I may. And one of those, I guess, clearly you've come down here on the side of acquiring rather than doing a capital raising and just seeking opportunities that way, and I think we can probably understand rationale for that.

But in terms of the intangible assets you're acquiring here, do you see anything specifically within PARIS RE from a technical underwriting, industry knowledge point of view that is very incrementally positive to the combined entity? And then -- something that you couldn't have developed yourself?

And then secondly, just a technical question on the asset side of the balance sheet. You said you're quite comfortable, but is there anything in there that either a standalone basis or when combined with what you have on PartnerRe's balance sheet would not fit within your risk appetite?

Patrick Thiele

I'll try the first and augment it by Bruno's view. There is not a lot of new lines of business and new technical skills existent in the world of reinsurance. We are a multi-lined reinsurer with offices and presence around the world. So no, there wasn't anything particularly unique or different here.

It's probably more of a question of emphasis. They are stronger in some areas than we were in a few selected areas -- nothing that we couldn't have gotten through hard work and additional investment on our part. I'd point to the facultative book, perhaps, as a good example where there are actually larger than us on a facultative basis.

But it's not so much around incremental business; it really is around building a larger, better reinsurer. And I think the combined organization, in fact, will be larger and stronger than either one of the two.

Bruno, do you have anything to add?

Bruno Meyenhofer

I fully agree with Patrick. I would not underestimate the value of professional experience, well-trained teams, particularly when it's a matter of the nonproportional book of business and the facultative book of business, which has a high unit count and where you need people, and good people. So from that perspective, there is -- it's great value to have them.

In terms of franchise, as Patrick mentioned, there are not so many new, new things in the reinsurance, so that's really hard to come by.

Patrick Thiele

Asset side?

Albert Benchimol

And we go back to the asset side, it is in fact a very high-quality portfolio. Two or three things I would say. They got out of their equities in the beginning of '08; they essentially don't have junk bonds. And they probably have about -- I want to say $70 million worth of some ABS that we don't own, but these are fairly valued and we're comfortable with that. They have a small amount of -- less than $50 million or so of real estate investments and we don't have a lot of large real estate investment.

But what we're talking here is literally less than $100 million in the overall portfolio, and we're comfortable that they are, in fact, fairly stated. So no, we do not have a problem with the portfolio and there are no aggregation or risk issues there.

Patrick Thiele

I'd make one other comment on your first question, as well. It's hard to divorce price from value. And I think in this transaction, we're paying approximately economic value for the organization. So in a way, you can look at getting the $1.4 billion worth of gross written premium and the 400 well-trained, competent people for basically little incremental cost, certainly from a balance sheet perspective.

The nice thing about it as opposed to going out and raising capital on our own and issuing $1.7 billion worth of common stock, I would invest the $1.7 billion in basically low-return fixed-income securities. And in this case, I have every belief that the book of business that they're bringing over will in fact service that incremental $1.7 billion without any kind of penalty toward the existing shareholders of PartnerRe.

Paul Tucker

That's great points. Thank you both very much.

Operator

Thomas Fossard, HSBC.

Thomas Fossard

Good morning. A quick question regarding on how PARIS RE compared to your prime business from PartnerRe. I mean, especially when you're looking at how the business is coming on your books, what is the side of business you will get from brokers and what is the side you will get from a more direct approach? And is the PARIS RE (technical difficulty) likely to change slightly this mix of business also? Thanks.

Bruno Meyenhofer

Thomas, on our side, the relationship is a little bit different. We have a somewhat higher proportion of direct business as opposed to broker business, and that's essentially driven by the dominance of excess-of-loss and facultative in PARIS RE's book. Because those types of treaty, nonproportional and facultative tend to be distributed through brokers rather than by (inaudible).

Patrick Thiele

Next question.

Operator

William Hawkins, KBW.

William Hawkins

I just wanted to clarify briefly, if I may -- you've made a number of comments about how there's nothing the existing shareholders can do to walk away from this transaction. But when you talked about the unconditional delivery of shares, you did say that one of the conditions was a vote in favor of the capital repayment.

And I know it says in the PARIS RE press release that the shareholders have agreed to vote in favor of that transaction. But is there a risk to you that if they find a more attractive offer, they can simply just decide not to vote for that capital repayment and then the deal collapses?

Patrick Thiele

I guess I would focus on the words of the contract that said that they will vote. It does not say that they will vote if there is no other alternative. It says that they will vote in favor. And so we believe that they will live by the terms of the contract and vote in favor of the capital distribution.

William Hawkins

Okay, that's clear. Thank you.

Operator

Jean d'Herbecourt, Chevreux.

Jean d'Herbecourt

Actually, I have a couple of other questions. The most important is with regard to the price you pay, because you say that you pay one times tangible book. And I just wanted to know how did you evaluate this tangible book? When is it from? Is it beginning of the year or is it taking into account the second-quarter figures?

And especially on the top of my mind, PARIS RE increased its exposure to corporate bonds at a very significant proportion at the beginning of the year, so i.e. in good condition. So there might be some unrealized gains which could be significant here. So that's my first question.

The other point is you were discussing about the line of business that you would continue or not. And I just wanted your view on the credit insurance, because there is a bit of a -- there is a concern within the reinsurance industry on this point. So are you satisfied with the exposure that PARIS RE has? I understand also -- so that's my second question.

My third question -- I understand from what has been said that basically you were the only acquirer, you didn't have any competitors. So is it fair to say and can we write this?

And my last point is really about the excess of capital left within PARIS RE under A.M. Best's model. Because this is something also that you've been discussing, the amount of required capital is going to reduce significantly under your structure. So how much do you have left after the distribution of dividend? Thank you.

Albert Benchimol

I'll address the valuation issues and I'll defer to Bruno on the credit issue. All of the multiples that I have given you are based on the 3/31 balance sheet. So if you defer to the 3/31 balance sheet, that's how we gave you the multiples.

I understand that PARIS RE has invested in corporate bonds. PartnerRe also has a component of corporate bonds of its portfolio, and with a share-for-share exchange, this is hopefully captured in that both companies' book values should move up and down in relatively the same way, since we tend to have a similar approach to the investment and a similar approach to the book of business. So that is how it's covered.

With regard to whether or not we were the only acquirer, I would ask you to ask that of PARIS RE. They probably know more about that than we do. What we did tell you is that we did approach them ourselves, so this was not in response to an auction process. But that is the only way that I can answer that question.

With regard to the excess capital, with regard to the rating agencies, I can say that after modeling the dividend and we look at the combined entities with the book of business and the risk that the companies have assumed, in both cases, there is an improvement of our percentages versus where we were before. And we are comfortable that in all cases, no matter what kind of modeling you use, whether it's rating agency modeling or our own modeling or regulatory modeling, we are well supportive of the business and the risks on our balance sheets. Bruno?

Bruno Meyenhofer

John, you raised the question of lines we would emphasize or deemphasize, and I would just caution let's not get ahead of ourselves, because whatever we're going to do, we're going to do after due (inaudible) caution review with our future colleagues of PARIS RE.

Now on the credit side, there I can be, I think, quite affirmative. This business and the context, we like in the long term. Obviously, it's going through a more difficult period. And here, I'd like to point out to you that there is a limited number of meaningful -- of major reinsurers for the credit business. It so happens that PARIS RE and PartnerRe are amongst that group, the only ones, reducing their commitment to the credit sector at last renewal.

So we are quite comfortable with the exposure we carry. It still goes through a difficult period, as we all know, but in the long run this is business which has produced very nice returns and we expect it will do so going forward.

Jean d'Herbecourt

Thank you very much.

Operator

Jay Cohen, Merrill Lynch.

Jay Cohen

Thank you. On the AXA guarantee, just a question -- is there any potential for a dispute? In other words, you think losses are X and they think they are 50% of X related to some older years, how does that get resolved?

Patrick Thiele

Well, there are two issues. Since the guarantee goes on through the passage of time, you will know what gets paid and what doesn't get paid, Jay. But there are also some mechanisms for external advisers to come in and opine if there is a dispute. But I would focus on the passage of time proving the result.

Jay Cohen

So there is no, like, a three-year time limit, as an example, on the guarantee?

Patrick Thiele

No, there is a very long term to the guarantee.

Jay Cohen

Okay, that's helpful. Thank you.

Operator

We have no other questions at this time.

Patrick Thiele

Thank you. Thank you for your attention during all of this. As you might expect, and from PartnerRe perhaps this is a little different than any of the acquisition discussions that you've heard in the past, because in fact we're not talking about increased growth, we're not talk about increased profitability, accretion to earnings per share to --.

What we're talking about is improving the risk-adjusted rates of return of this organization. And we think that, in fact, will be done through this acquisition. We manage to the risk as well as to the return in any kind of transaction, and we think this transaction is well structured for the benefit of the PARIS RE shareholders, for the PartnerRe shareholders and for the clients of both firms.

So I think what we will have at the end of all this is, again, a larger, stronger PartnerRe with the same attributes in the same franchise that you've come to know us for. So thank you very much for your attention and we're done.

Operator

That concludes today's conference. Thank you all for your participation.

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